Exhibit 19.1
AIR LEASE CORPORATION
INSIDER TRADING POLICY

I.Introduction
Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have Material Nonpublic Information (as defined below). These laws also prohibit persons with such Material Nonpublic Information from disclosing this information to others who might trade on the basis of that information. The Securities and Exchange Commission (the "SEC") is very effective at detecting and pursuing insider trading cases. For example, the SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading.
Air Lease Corporation (together with its subsidiaries, the "Company") has adopted this insider trading policy (this "Policy") regarding trading in securities by Insiders (as defined below) and the use and distribution of Material Nonpublic Information about the Company and companies with which the Company does business. This Policy should be read carefully and complied with fully.
II.Persons Subject to the Policy
This Policy applies to all of the Company’s directors, officers, employees and any other persons, such as contractors or consultants, whom the Company’s General Counsel has designated as subject to this Policy because such other persons may have access to Material Nonpublic Information concerning the Company (collectively, “Insiders”).
This Policy also applies to each such Insider’s spouse; any parent, child, sibling or in-law living in such Insider’s household; any corporation, partnership or other entity that is controlled or managed by such Insider; and any trust for which such Insider is the trustee or has a beneficial pecuniary interest (collectively, “Related Persons”). The SEC and federal prosecutors may presume that trading by Related Persons is based on information you supplied and may treat any such transactions as if you had traded yourself.
You are responsible for seeing that you do not violate federal or state securities laws or this Policy. We designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.
III.Definition of Material Nonpublic Information
A.Material Information
Information is considered "material" if a reasonable investor would consider it important in making an investment decision to buy, hold, or sell securities. Any information that could be expected to affect the price of the Company's securities or the securities of another company, whether it is positive or negative, should be considered material. While it is not possible to define all categories of material information, common examples of information that may be material include:
•earnings, revenue, or similar financial information;

•unexpected financial results;
•unpublished financial reports or projections;
•changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•offerings of additional securities, significant borrowings or other financing transactions;
•significant borrowing or liquidity problems;
•changes in control;
•changes in directors, senior management or auditors;
•a pending or proposed acquisition or disposition of significant assets;
•a pending or proposed significant joint venture or strategic partnership;
•information about current, proposed, or contemplated transactions, business plans, financial restructurings, or significant expansions or contractions of operations;
•changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;
•material defaults under agreements or actions by creditors, customers, or suppliers;
•a pending or proposed change to the Company's credit rating;
•information about major contracts, including the Company’s contracts with aircraft manufacturers and suppliers;
•significant delays in aircraft deliveries from aircraft manufacturers;
•significant changes or developments with one or more of the Company’s customers, including lease defaults or restructurings by significant lessees, or anticipated insolvency of lessees;
•a significant cybersecurity incident, such as a data breach;
•the interruption of production or other aspects of a company's business as a result of an accident, fire, natural disaster or pandemic, or breakdown of labor negotiations; and
•institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings.
Federal investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade.
B.Nonpublic Information

Information is considered "nonpublic" if it is not generally known or available to the public. We consider information relating to the Company to be available to the public only when:
•it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, a widely disseminated statement from a senior officer, or a public filing with the SEC, to the extent such filings are made); and
•enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be nonpublic until two full trading days (days on which national stock exchanges, including the New York Stock Exchange, are open for trading) have lapsed following public disclosure.
IV.Policies and Procedures
A.Trading Policy
The following transactions are prohibited or discouraged under this Policy. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.
1.Prohibition on Trading. No Insider or Related Person who is aware of Material Nonpublic Information about a company may, directly or indirectly, purchase, sell or otherwise trade in that company's securities. This policy against "insider trading" applies to trading in Company securities, as well as to trading in the securities of other companies about which you have Material Nonpublic Information obtained as a result of an Insider’s position with the Company, including but not limited to the Company's customers and suppliers or a firm with which the Company is negotiating a major transaction.
2.Prohibition on Tipping. No Insider or Related Person who is aware of Material Nonpublic Information may, directly or indirectly:
a.convey Material Nonpublic Information about the Company or another company to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons. This Policy does not restrict legitimate business communications on a "need to know" basis.
b.suggest that anyone purchase, sell or otherwise trade in any company's securities while you are aware of Material Nonpublic Information about that company.
These practices, known as "tipping," violate the U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This prohibition on "tipping" applies to Material Nonpublic Information about the Company and its securities, as well as to Material Nonpublic Information about other companies obtained as a result of the Insider’s position with the Company. Even when Insiders do not possess Material Nonpublic Information obtained in as a result of their position with the Company, we strongly discourage all Insiders from giving trading advice concerning the Company to third parties.

3.Prohibition on Gifts. No Insider or Related Person who is aware of Material Nonpublic Information may gift Company securities if the person making the gift has reason to believe that the recipient intends to sell or otherwise trade in such Company securities while the Insider or Related Person is aware of Material Nonpublic Information.
4.Prohibition on Hedging. No Insider or Related Person may, directly or indirectly, engage in short-term or speculative transactions in Company securities. As such, you may not engage in: (a) short-term trading (generally defined as selling Company securities within six months following a purchase); (b) short sales (selling Company securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls in Company securities; and (d) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s securities.
5.Prohibition on Margin Accounts and Pledging. No executive officer or director of the Company may include Company securities in a margin account or pledge Company securities as collateral for a loan. Because securities held in a margin account or pledged as collateral may be sold without your consent if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading if you are in possession of Material Nonpublic Information at the time of the sale.
6.Policy on Standing and Limit Orders. Standing and limit orders (except standing and limit orders under an approved 10b5-1 Plan or those that automatically terminate during Quarterly Blackout Periods), create heightened risks for insider trading violations similar to the use of margin accounts. Because there is no control over the timing of purchases or sales that result from standing instructions to a broker, the broker could execute a transaction when an Insider is in possession of Material Nonpublic Information. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration.
B.Exceptions to Trading Policy
1. 10b5-1 Plans. Transactions made under a trading plan adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approved in writing by the General Counsel of the Company (a “10b5-1 Plan”) in accordance with Section V below are not prohibited under this Policy.
2.Vesting of Equity Awards. The vesting of equity-based awards, including restricted stock units and restricted stock awards, and the withholding of Company securities to satisfy any tax withholding obligations upon the vesting of such equity-based awards are not prohibited under this Policy. However, sales of Company securities obtained through the vesting of equity-based awards granted by the Company, including by way of broker-assisted cashless exercise, are subject to the trading prohibitions in Section IV.A above.
3.Exercise of Stock Options. The acquisition of Company securities upon the exercise of stock options where the exercise price and applicable tax withholding amounts are paid in cash or if there is a “net exercise” are not prohibited under this Policy. A “net exercise” is the use of the shares underlying a stock option to pay the exercise price and/or tax withholding obligation. However, sales of Company securities obtained through the exercise of stock options granted by the Company, including by way of broker-assisted cashless exercise, are subject to the trading prohibitions in Section IV.A above.
4.Dividend Reinvestment Plan. The acquisition of Company securities pursuant to the Company's dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities is not prohibited under this Policy. However, voluntary purchases of Company securities resulting from additional contributions you choose to make to the Company’s dividend reinvestment plan and your election to participate in the plan or increase your level of participation in the plan are subject to the trading prohibitions in Section IV.A above. Sales of any Company securities acquired pursuant to the plan are also subject to the trading prohibitions in Section IV.A above.
5.Dividend Equivalent Rights. The acquisition of Company securities pursuant to dividend equivalent rights granted to Company directors who have elected to defer delivery of Company securities granted to them is not prohibited under this Policy. However, sales of Company securities obtained through dividend equivalent rights are subject to the trading prohibitions in Section IV.A above.
6.Mutual Funds. This Policy does not apply to transactions in mutual funds or other similar diversified portfolios of stocks, bonds, or short-term investments that are invested in Company securities.
C.Additional Trading Restrictions for Certain Individuals
1.Overview. Directors, officers (defined as employees at the assistant vice president level and above) and certain other employees who, because of their potential access to Material Nonpublic Information, are designated from time to time by the Board of Directors or the General Counsel of the Company (collectively, “Restricted Individuals”) are required to comply with additional restrictions when trading in Company securities. You will be notified by the Company’s General Counsel if you are considered a Restricted Individual. Even if you are not a Restricted Individual, following the procedures listed below may assist you in complying with this Policy.
2.Blackout Periods.
a.Quarterly Blackout Periods. Restricted Individuals and Related Persons are prohibited from, directly or indirectly, purchasing, selling or otherwise trading in Company securities for a period beginning two weeks prior to the end of each fiscal quarter and ending two full trading days after quarterly or annual results are made available to stockholders (each such period, a “Quarterly Blackout Period”). The exact dates of the Quarterly Blackout Period are subject to change based on the Company’s financial reporting calendar each quarter. Regardless of whether or not a Quarterly Blackout Period is in effect, Restricted Individuals and other persons covered by this Policy are always prohibited from purchasing, selling or otherwise trading in Company securities while they are in possession of Material Nonpublic Information.
b.Special Blackout Periods. From time to time, the Company may close the trading window (such period, a “Special Blackout Period”) and require designated persons to refrain from trading until notified. In such events, the General Counsel will notify such designated persons that they should not engage in any transactions involving the purchase or sale of Company securities during such Special Blackout Period. The existence of a Special Blackout Period will not be announced to the Company as a whole, and any person aware of a Special Blackout Period should not disclose the existence of the blackout to any other person.

3.Pre-Clearance. Directors and officers who are required to file reports under Section 16(a) of the Exchange Act (collectively, “Section 16 Officers”) that desire to trade in Company securities (whether or not during a Quarterly Blackout Period or a Special Blackout Period) are obligated to pre-clear all proposed direct and indirect transactions in Company securities by submitting a request for pre-clearance to the Company’s General Counsel or, in the General Counsel’s absence or for proposed transactions by the General Counsel, her designee (the “Compliance Officer”). A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction and include (i) a summary of the details of the proposed transaction, (ii) confirmation that the requestor is not aware of any Material Nonpublic Information concerning the Company and (iii) confirmation that the requestor has reviewed this Policy. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If the pre-clearance request is granted, the Section 16 Officer must complete the proposed trade within two trading days after the approval is granted, however, if the requestor becomes aware of Material Nonpublic Information concerning the Company before the trade is executed, the pre-clearance approval shall be void and the trade may not be completed. If the pre-clearance request is denied, such Section 16 Officer should refrain from initiating such transaction in Company securities, and should not inform any other person of the denial. A Compliance Officer who is also a Section 16 Officer may not engage in any transaction in Company securities unless another Compliance Officer has approved such transaction in accordance with the procedures set forth in this paragraph.
V.10b5-1 Plans
Transactions in Company securities that are executed pursuant to an approved 10b5-1 Plan are not subject to the prohibition on trading on the basis of Material Nonpublic Information or the restrictions set forth above related to pre-clearance and blackout periods.
A person who wishes to implement a 10b5-1 Plan must submit the plan for prior written approval from the Compliance Officer at least five business days prior to entry into the 10b5-1 Plan. Any plan submitted for approval must comply with Rule 10b5-1 of the Exchange Act, as well as any separate guidelines that the Company may adopt concerning 10b5-1 Plans. In addition, a 10b5-1 Plan may not be entered into during a Quarterly Blackout Period, Special Blackout Period, or at any time the person implementing the 10b5-1 Plan possesses Material Nonpublic Information about the Company.
Transactions effected pursuant to a properly implemented 10b5-1 Plan may be made at any time, if the 10b5-1Plan specifies the timing, pricing, and amounts of contemplated trades or establishes a formula for determining timing, pricing, and amounts. Once the 10b5-1 Plan is adopted, the person who implemented it must not exercise any influence over transactions undertaken pursuant to the 10b5-1 Plan.
Notwithstanding any approval of a 10b5-1 Plan, the Company and its officers assume no liability for the consequences of any transaction made pursuant to such a plan, including but not limited to, that trading under a 10b5-1 Plan does not exempt any person subject to Section 16 of the Exchange Act from the short-swing profit liability provisions of the Exchange Act.
VI.Transactions After You Leave the Company
This Policy continues to apply to transactions in Company securities even after an Insider has terminated their position with the Company. Notwithstanding the foregoing, if you are in possession of

Material Nonpublic Information when your position with the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.
VII.Duty to Keep Company Information Confidential
Insiders will regularly be exposed to proprietary business information regarding the Company and its activities. Such proprietary information may include information about customers, aircraft manufacturers and suppliers, lease structures and modifications, orderbook placements, deliveries and modifications thereto, level of business activity and changes in such level, financial information such as capital expenditures and revenue information and changes thereto, information about hiring plans and other personnel information, and business strategies and practices. Generally proprietary business information refers to all of the information that we would not like to disclose to our closest competitors or put in a press release to the general public. Such items of information may or may not be material individually, but such information is valuable proprietary information of the Company that we wish to protect for the benefit of the Company. Further, leakage of such internal proprietary information can damage our customer relationships and our reputation, both competitively and in the public securities markets, and may impact our stock value. As a result, you should treat proprietary business information regarding the Company and its activities as confidential until it is publicly disclosed. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.
Finally, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability and, for this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors. If you receive inquiries of this nature, refer them to the General Counsel.
VIII.Individual Responsibility
Insiders must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any Related Person also complies with this Policy. In all cases, the responsibility for determining whether you are in possession of Material Nonpublic Information rests with you, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action for any conduct prohibited by this Policy or applicable securities laws, as described in more detail in Section IX below.
IX.Noncompliance
Anyone who fails to comply with this Policy will be subject to appropriate disciplinary action by the Company, up to and including termination of employment.
In addition, the purchase or sale of securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade in the Company's securities, is prohibited by the federal and state insider trading laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. If you violate the insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million per violation. You also may have to serve a jail sentence of up to 20 years per violation. In addition, the Company may face civil penalties up to the greater of $1 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.
Please contact Carol Forsyte, the Company's General Counsel, if you have any questions about this Policy or its application to any specific set of facts.
Revised: November 3, 2021